Eurasian Minerals Inc. NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES NOR FOR DISSEMINATION IN THE UNITED STATES OF AMERICA

NEWS RELEASE

Eurasian Minerals Completes First $5 Million Tranche
of CAD $17.875 Million Private Placement

Vancouver, British Columbia, March 2, 2011 (TSX Venture: EMX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce the completion of the first tranche of its CAD $17.875 million private placement by the sale of 1,540,000 units to Antofagasta Plc (LSE:ANTO), for proceeds of CAD $5,005,000. Each unit, priced at CAD $3.25, consisted of one common share and one-half of one common share purchase warrant. Each full warrant entitles Antofagasta to purchase one additional common share of EMX until March 1, 2013 at a purchase price of CAD $4.00. The shares, including the shares issuable on exercise of warrants, are subject to restrictions on transfer until July 2, 2011.

EMX expects the remaining tranches for proceeds of CAD $12,870,000 will close shortly.

As announced on February 18, 2011, EMX entered into a Strategic Alliance and Earn-In Agreement with Antofagasta focused primarily on copper exploration in the country of Sweden. The Agreement includes a regional strategic exploration alliance that covers all of Sweden (subject to certain exclusions), an agreement to designate the Kiruna South copper property as a Designated Project with the right of Antofagasta to earn up to a 70% interest therein, and the above noted CAD $5,005,000 private placement in EMX.

The Strategic Alliance will seek to capitalize on EMX's ongoing exploration efforts in Sweden, and advance several properties already in the portfolio. To date, EMX has acquired 10 exploration licenses and has an additional five applications on file with the Swedish Mines Inspectorate, comprising 600 square kilometers of mineral rights. These properties contain a variety of porphyry copper and Iron-Oxide-Copper-Gold (IOCG) exploration targets, in addition to known areas of copper, gold, and platinum group element (PGE)-enriched styles of mineralization.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: valerie@eurasianminerals.com
Website: www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

Suite 300 – 570 Granville Street, Vancouver, British Columbia V6C 3P1 , Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com